Zhanna Basina Work History

Zhanna Basina has been CEO of Just Home Healthcare since 2001. She manages the day-to-day operations of the business as well as oversees strategic initiatives and decisions. She is co-founder in Loosid, and plays an active role on the Board of Directors.